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July 13, 2015

VIA EDGAR John Grzeskiewicz Division of Investment Management U.S. Securities and Exchange Commission 100 F Street N.E. Washington, DC 20549
RE:	BlackRock Preferred Partners LLC
File Nos. 333-196277 & 811-22550

Dear Mr. Grzeskiewicz:

Thank you for your oral comments, received on June 23, 2015, regarding Post-Effective Amendment No. 1 (“Amendment No. 1”) to the Registration Statement on Form N-2 (the “Registration Statement”) filed by BlackRock Preferred Partners LLC (the “Fund”) on May 15, 2015 with the Securities and Exchange Commission (the “Commission”). We have considered your comments to the Amendment and, on behalf of the Fund, responses to those comments are set forth below.

Changes will be reflected in Post-Effective Amendment No. 2 (“Amendment No. 2”) to the Registration Statement, which the Fund intends to file on or about the date hereof, and will be marked to show all changes made since the filing of Amendment No. 1.

Your comments are set forth in bold, followed by the Fund’s responses. Capitalized terms not otherwise defined have the meanings ascribed to them in Amendment No. 1.

John Grzeskiewicz

July 13, 2015

COMMENTS AND RESPONSES

1.	Please briefly explain why the Fund filed a Registration Statement on Form N-2 in 2014 and a Post-Effective Amendment to such Registration Statement this year.

The Fund’s Registration Statement relates to securities offerings conducted on a continuous basis pursuant to Rule 415 of the Securities Act of 1933, as amended. Pursuant to Rule 415(a)(5), such securities may be offered and sold only if not more than three years have elapsed since the initial effective date of the registration statement under which they are being offered and sold, unless a new registration statement is filed.

The Fund filed its initial registration statement on Form N-2 in 2011, and thus was required to file a new registration statement on Form N-2 in 2014. The Fund filed Amendment No. 1 this year primarily for the purposes of updating its financial statements and making non-material changes.

2.	In light of disclosure in Amendment No. 1 regarding BlackRock’s potential participation in repurchase offers made by the Fund, please confirm that BlackRock will not be given any liquidity preference as compared to other Members in any such repurchase offers.

The Fund confirms that BlackRock will not be given any liquidity preference as compared to other Members in any repurchase offers made by the Fund.

* * * * * * *

Should you have any additional comments or concerns, please do not hesitate to contact me at (617) 573-4836 or Tom DeCapo at (617) 573-4814.

Best regards,

/s/ Kenneth E. Burdon

Kenneth E. Burdon